

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

Boaz Shetzer
Chief Executive Officer
ParaZero Technologies Ltd.
30 Dov Hoz
Kiryat Ono, 5555626, Israel

      Re: ParaZero Technologies Ltd.
            Amendment No. 9 to Registration Statement on Form F-1
            Filed February 15, 2023
            File No. 333-265178

Dear Boaz Shetzer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 9 to Registration Statement on Form F-1 filed February 15, 2023

Capitalization, page 43

1.   Please revise your pro forma as adjusted column in the capitalization table to reflect the repayment of the debt owed to Medigus Ltd. upon completion of the offering and explain this adjustment in the paragraph preceding the capitalization table. To the extent that the debt owed to Medigus is considered long-term, please revise adjusted long-term debt to include this amount and include footnote disclosure to explain the terms of the debt.

       You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: David Huberman